

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

> **Re:** **Empire Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2012**
> **File No. 333-179245**

Dear Ms. Kahn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure about contractual obligations on page 6. If these are material agreements, please describe their terms and file as exhibits to the registration statement.

2. We note your disclosure relating to the distribution and warehouse facility you own in Baltimore, Maryland. On page F-7, however, you state that your facility located in Baltimore was permanently closed. Please revise throughout the prospectus for consistency or advise.

3. In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

4. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Registration Statement Cover Page

5. Please explain the reference to Securities Act Rule 416 in footnote (1) of the fee table. Specifically, explain why you are registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a).

Prospectus Cover Page

Risk Factors, page 3

6. We note your disclosure that "the risks and uncertainties described below are not the only ones facing [you]." All material risks should be discussed in this section. Please revise the first paragraph on page 3 to clarify that you have discussed all known material risks.

7. You disclose on page F-34 that you may incur a charge of approximately $800,000 related to certain unsettled contracts. Please include a risk factor addressing this potential charge or explain why you believe the risk is not material.

We are highly dependent on a few suppliers, page 3

8. Please revise this risk factor to name the suppliers who supplied approximately 39% and 47% of your products in 2010 and 2011. Similarly, please revise the first full paragraph on page 18 to include the names of the suppliers.

We are highly dependent on a few significant customers, page 3

9. Please revise this risk factor to name customers who accounted for more than 10% of your consolidated net sales.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Comparison of Nine Months Ended September 30, 2011 and 2010, page 13

10. You disclose that the increase in net sales during the first nine months of 2011 was primarily due to higher metal prices. Please discuss in greater detail, both here and in the Industry section as appropriate, the impact of changing metal prices on your net sales. Please also address any known trends related to metal prices or otherwise that you reasonably expect to have a material impact on your net sales.

11. The numbers appearing in the first paragraph on page 15 do not appear to be "in thousands" as you state in the heading to this section. Please revise accordingly.

Results of Operations, page 13

12. Please revise to discuss and analyze cost of sales separately. Your current disclosure is limited to a discussion of gross profit, which does not address your cost of sales directly. Include in your analysis any impact cost of sales had on your gross profit margin percentage. For example, in your comparison of nine months ended September 30, 2011 and 2010, you disclose that net sales increased in 2011 primarily due to higher metal prices. However, the gross margin percentage decreased to 4.6% in 2011 from 6.8% of 2010, suggesting that cost of sales increased disproportionately in 2011 from 2010 to cause the decrease in the gross margin percentage.

Liquidity and Capital Resources, page 14

13. Cash used in operations during the first nine months of 2011 compared to the same period of 2010 increased by $14.6 million. The factors you cite as cause of this aggregate to $49.4 million of cash used, meaning operating cash flows of $34.8 million were provided by other operating items. Please revise your disclosure to discuss the significant factors that provided cash flows in substantially arriving at the net change in cash used in operations between the two periods.

14. In connection with the above comment, discuss the factors underlying the items cited as causes of variances in operating cash flows between comparable periods in terms of cash. For example, in regard to accounts receivables, disclose the reason cash was negatively impacted by increased accounts receivables (e.g., revised collection terms, slower collections or increased time to collect, inability to timely collect). Changes in balance sheet items may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

15. Given the cash used in operations of $44.6 million and $49.4 million for the year ended 2010 and nine months ended 2011, respectively, please revise your disclosure to discuss your expectations for the continuation of this trend and the magnitude of the amount of cash used.

Business, page 18

Our Products, page 18

16. You state that you derive "most of" your revenues from the sale of semi-finished aluminum products. Please disclose the percentage of your revenues related to these sales. Please also identify the other sources of your revenues.

17. We note your discussion of the types of aluminum products you sell. Please quantify the percentage of your revenues contributed by each category or type of product sold.

Suppliers, page 18

18. Please disclose the material terms of the agreements with your suppliers filed as Exhibits 10.8, 10.10 and 10.11 to the registration statement.

The Industry, page 19

19. Please revise this section to provide a more fulsome discussion of the industry in which you operate. Please discuss, for example, the major factors influencing both the supply and demand of the products you sell. Please also address in greater detail the particular industries that purchase your products and the general trends within those industries as they impact your business.

Sales, Marketing and Customer Service, page 20

20. Please quantify the breakdown between direct sales and sales through independent sales agents. Please also disclose how many agents or agencies you work with and the material terms of any agreements or understandings you have with them.

Customers, page 20

21. We note your disclosure that your "U.S. customer base is not regional." Please further discuss the locations of your U.S. customers.

22. Please include a breakdown by country or continent of the principal geographic areas in which you generate revenues. We note, for example, your disclosure on page F-20.

23. Please discuss the general terms of your agreements, arrangements or understandings with your customers related to how they order and purchase your products.

Properties, page 22

24. We note that you have subsidiaries in Belgium and Australia. To the extent you have any materially important physical properties in those countries, please revise accordingly.

Legal Proceedings, page 22

25. We note your disclosure on page F-22 as it relates to the law suit filed by A.W. Financial Services, S.A. Please include the disclosure required by Item 103 of Regulation S-K or advise why you have not disclosed this information in the Legal Proceedings section. We also note your disclosure on page F-35 that the details of the settlement were supposed to be finalized in January 2012. Please disclose the most recent information as to this legal proceeding and settlement.

Executive Compensation, page 25

Employment Agreements, page 25

26. You state here that Mr. Kahn's employment agreement terminated in 2004. You state in third risk factor on page 5, however, that you currently have an employment agreement with Mr. Kahn. Please reconcile the inconsistency.

Selling Stockholders, page 31

27. Please confirm to us that none of the selling stockholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 37

28. You state that the selling stockholders "may be deemed" to be underwriters. We also note that you have characterized this offering as a secondary rather than primary offering. Please provide us analysis in support of your determination that the selling stockholders are not underwriters selling on behalf of the company.

Condensed Consolidated Financial Statements for the Period Ended September 30, 2011, page F-23

Notes to Condensed Consolidated Financial Statements, page F-27

Note 9: Convertible Subordinated Debt, page F-29

29. You disclose that the majority of proceeds of the convertible subordinated debt is earmarked for a long term advance and supply agreement with PT Alumindo, and that the agreements call for you to provide a $10 million non-interest bearing loan to PT Alumindo to enable the expansion of capacity within that company's production network. From Exhibits 10.10 and 10.11 of your filing, it appears that (i) Southern Aluminum Industry (China) Co., Ltd and Fung Lam Trading Company Ltd are also parties to the advance and supply agreements referenced in your disclosure and (ii) the loan was provided to Fung Lam Trading Company Ltd. Please clarify for us and in your disclosure (a) the relationship between all three entities as it concerns the supply agreement and prepayment advance agreement, (b) who the recipient of the loan is and (c) the purpose of the loan. In addition, tell us the percentage of production from each party and each of their facilities associated with the supply agreement that is committed to you, in particular that associated with the long term, multi-year substantial and preferential supply position from PT Alumindo's premier aluminum rolling mill located in Surabaya. In connection with the Surabaya location, tell us and disclose the significant terms and conditions of the supply arrangement.

30. In connection with the above comment, please tell us in greater detail the facts and circumstances that lead you to finance the expansion of the applicable supplier's production capacity. In your response, explain why your supplier did not or was not able to obtain financing from another source.

31. Please explain to us your consideration of the variable interest provisions within Accounting Standards Codification 810-10 and whether you are the primary beneficiary in connection with two preceding comments in regard to the supplier and advance arrangements.

Note 17: Commitments and Contingencies, page F-34

32. In the matter relating to A.W. Financial Services, S.A., we note your disclosure that you have reached an agreement in principle to resolve the matter. Please tell us when you reached the agreement in principle. Also, tell us and disclose whether you have incurred a loss in regard to this matter, the amount of the loss, when you recorded the loss, and the basis for the timing of when the loss was recorded. Explain to us your consideration of Accounting Standards Codification 450-20-50-25-2 and 50-4.b in regard to your accounting and reporting.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

    33. In your next amendment, please disclose your expenses of issuance and distribution.

Item 17. Undertakings, page II-3

    34. Please advise why you have not included the undertaking set forth in Item 512(a)(5) of Regulation S-K.

Exhibit 10.10

    35. We note that you have not included Exhibits A and B and Schedule 7.2.2 in Exhibit 10.10. Please revise and refile the exhibit to include the agreement in its entirety.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via E-mail
        Rick Werner, Esq.